Exhibit 99.1

INFORMATION RELEVANT TO FORWARD-LOOKING STATEMENTS

(The terms “our”, “we” and “the Company”, as used herein, refer to Millennium Chemicals Inc.)

THE CYCLICALITY AND VOLATILITY OF THE CHEMICAL INDUSTRY MAY ADVERSELY AFFECT OUR INCOME AND CASH FLOW LEVELS, AND MAY CAUSE FLUCTUATIONS IN OUR RESULTS OF OPERATIONS.

Our income and cash flow levels reflect the cyclical nature of the chemical industries in which we operate. Certain of these industries are mature and sensitive to cyclical supply and demand balances. In particular, the markets for ethylene and polyethylene, in which we participate through our interest in Equistar, are highly cyclical, resulting in volatile profits and cash flow over the business cycle. Further, the global markets for TiO2, VAM, acetic acid and our specialty chemicals are cyclical, although to a lesser degree. The balance of supply and demand in the markets in which we and Equistar do business, as well as the level of inventories held by downstream customers, has a direct effect on the sales volumes and prices of our products as well as Equistar’s. For example, if supply exceeds demand, producers are often pressured to maintain sales volumes with customers and, consequently, pressure to reduce prices may result. This is especially true in periods of economic decline or uncertainty, when demand may be limited and the economic conditions create caution on the part of customers to build inventory. Reaction by producers, including us and Equistar, is dependent on the particular circumstances in effect at the time, but could include meeting competitive price reductions, short-term curtailment of production, and longer-term temporary or permanent plant shutdowns. In contrast, we believe that, over a business cycle, the markets for specialty chemicals are generally more stable in terms of industry demand, selling prices and operating margins.

Demand for TiO2 is influenced by changes in the gross domestic product of various regions of the world and has fluctuated from year to year. The industry is also sensitive to changes in its customers’ marketplaces, which are primarily the paint and coatings, plastics and paper industries. In recent history, consolidations and negative business conditions within certain of those industries have put pressure on TiO2 prices as companies compete to keep volumes placed.

Demand for ethylene, its derivatives and acetyls has fluctuated from year to year. These industry segments are particularly sensitive to capacity additions. Producers have historically experienced alternating periods of inadequate capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. Profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which generally follow price trends for crude oil or natural gas.

Currently, there is overcapacity in the petrochemical and polymer industries, as a number of our competitors in various segments of the petrochemical and polymer industries have added capacity. There can be no assurance that future growth in product demand will be sufficient to utilize current or any additional capacity. Excess petrochemical and polymer industry capacity has depressed, and may continue to depress, Equistar’s volumes and margins. For example, in 2002, U.S. ethylene demand was estimated to be 2.8% higher than for 2001. Nonetheless, the 2002 demand growth was insufficient to absorb excess worldwide ethylene industry capacity and to fully offset the effects of a contraction in U.S. ethylene demand in 2001 compared to 2000. The global economic and political environment continues to be uncertain, contributing to low petrochemical and polymer industry operating rates, adding to the volatility of raw material and energy costs, and forestalling the industry’s recovery from trough conditions, all of which is placing, and may continue to place, pressure on Equistar’s results of operations. As a result of excess petrochemical and polymer industry capacity, and weak demand for products, as well as rising energy costs and raw material prices, Equistar’s operating income has declined and remains volatile.

Different facilities may have differing operating rates from period-to-period depending on supply and demand for the product produced at the facility during that period, which may be affected by many factors, such as energy costs, feedstock costs and transportation costs. As a result, individual facilities may be operated below or above rated capacities, may be idled or may be shut down and restarted in any period. It is possible that lower demand in the future will cause us to reduce operating rates.

OUR BUSINESS AND EQUISTAR’S BUSINESS ARE SUBJECT TO MATERIAL FLUCTUATIONS DUE TO EXTERNAL FACTORS WHICH MAY NEGATIVELY AFFECT OUR AND EQUISTAR’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

External factors beyond our control, such as general economic conditions, competitor actions, international events and governmental regulation in the United States and abroad, can cause fluctuations in demand for our products, fluctuations in prices and margins and volatility in the price of raw materials that we purchase. In particular, demand within the primary end-markets for our and Equistar’s products is generally a function of regional economic conditions in geographic areas in which sales are generated. In addition, our business depends on the free flow of products and services through the channels of commerce. In the past year, in response to terrorists’ activities and threats aimed at the United States, transportation, mail, financial and other services have been slowed. Further delays or stoppages in transportation, mail, financial and other services could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of these activities and threats. To the extent the U.S. or global economies are adversely affected by terrorist activities and potential activities, and other international issues such as SARS and its impact on the international business environment, any economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business. These external factors can magnify the impact of industry cycles. For example, first quarter 2003 TiO2 sales volume was lower than first quarter 2002 sales volume, as uncertain economic conditions and generally poorer weather held back demand and delayed the traditional March start of the North American and European coatings season. As a result, our income and cash flow are subject to material fluctuations. Any cash distributions we may expect to receive from Equistar may be affected by the same or similar external factors.

OUR PARTICIPATION IN THE EQUISTAR JOINT VENTURE EXPOSES US TO RISKS OF SHARED CONTROL AND FUTURE CAPITAL COMMITMENTS WHICH, AMONG OTHER THINGS, MAY ADVERSELY AFFECT EQUISTAR’S BUSINESS OR OUR RESULTS OF OPERATIONS.

We rely, in part, on cash distributions from Equistar. We did not receive any cash distributions from Equistar during 2001 or 2002, and we do not expect to receive any distributions in the next 12 months. Our cash flow could be adversely affected by actions taken by Equistar or Lyondell, our partner in Equistar, or by conditions that affect Equistar or its business. In particular, if Lyondell does not fulfill its obligations under the Equistar partnership agreement, Equistar may not be able to operate according to its business plan. If this were to occur, our results of operations could be adversely affected. In addition, although unanimous consent of both us and Lyondell is required for aggregate partner contributions not contemplated by an approved strategic plan that exceed $100 million in any given year or $300 million in a five-year period, we may be required, without our consent, to contribute amounts up to our pro rata portion of such amounts or an unlimited amount to allow Equistar to achieve or maintain compliance with certain health, safety and environmental laws. If we fail to contribute these amounts, we may have to sell our interest in Equistar to Lyondell at a price or on terms which may be unfavorable to us.

RISING COSTS OF ENERGY AND OTHER RAW MATERIALS MAY RESULT IN INCREASED OPERATING EXPENSES AND REDUCED RESULTS OF OPERATIONS.

We purchase large amounts of raw materials for our businesses. The cost of these materials, in the aggregate, represents a substantial portion of our operating expenses. The prices and availability of these raw materials vary with market conditions and may be highly volatile. In addition, we use large amounts of energy in our operations. The benchmark prices of crude oil and natural gas increased significantly during the second half of 2002 and the first quarter of 2003. As these costs rise, operating expenses will likely increase and could have a particularly negative impact on Equistar and our Acetyls business segment. From time to time, we and Equistar may enter into transactions to manage the volatility of such costs, but we cannot assure you that these actions will have a favorable impact on our results of operations nor can we assure you that we will continue to enter into such transactions in the future. Energy costs remain volatile.

There have been in the past and will likely be in the future periods of time when we are unable to pass raw material price increases on to our customers in whole or in part. Customer consolidation in our TiO2 business has made it more difficult to pass costs along to customers, so that increased raw material prices negatively affect our operating margins.

In our Titanium Dioxide and Related Products business segment, titanium-bearing ores are our primary raw materials, but we also purchase large quantities of chlorine, sulfuric acid, caustic soda, petroleum products and metallurgical coke, aluminum, sodium silicate, oxygen and nitrogen. In our Acetyls business segment, our primary raw materials are natural gas, carbon monoxide, methanol and ethylene, and in our Specialty Chemicals business segment, our primary raw materials are crude sulfate turpentine, or CST, and gum turpentine or their derivatives. In addition, Equistar purchases petroleum liquids, including naptha, condensates and gas oils and natural gas liquids, including ethane, propane and butane.

We use natural gas as a feedstock and as a source of energy. Fluctuations in the price of natural gas affect our operating expenses which, in turn, affect our results of operations. Our Acetyls business segment has the largest exposure to natural gas costs. Our Titanium Dioxide and Related Products and Specialty Chemicals business segments are impacted to a lesser extent.

The cost of raw materials and energy used in Equistar’s business represent a substantial portion of Equistar’s operating expenses. These costs generally follow the prices for natural gas and crude oil. Due to the commodity nature of most of Equistar’s products, Equistar is generally not able to protect its market position by product differentiation and may not be able to pass on all cost increases to its customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. As a result, changes in the prices of commodities and raw materials and other costs will affect Equistar’s income and cash flow which will, in turn, affect our financial condition and results of operations.

In addition, higher natural gas prices adversely affect the international competitiveness of many U.S. chemical producers since they are more reliant on natural gas and natural gas liquids as an energy source and as a raw material. This not only adversely impacts Equistar’s exports but also increases the availability of chemicals in North America, resulting in excess supply and lower prices.

OUR SUBSTANTIAL INDEBTEDNESS CAUSES US TO HAVE SIGNIFICANT DEBT SERVICE OBLIGATIONS, WHICH REDUCES OUR CASH FLOW AVAILABLE TO FUND OPERATIONS.

The Company and its consolidated subsidiaries have substantial indebtedness and, as a result, significant debt service obligations. As of June 30, 2003, their total indebtedness outstanding aggregated approximately $1,351 million (excluding unused commitments and $26 million of outstanding undrawn standby letters of credit), representing approximately 103% of their total capitalization. In addition, the Company’s debt instruments permit the Company and its consolidated subsidiaries to incur or guarantee certain additional indebtedness, subject to certain limitations. Our debt service obligations reduce our cash flow available to fund our operations and future business requirements.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS AND LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING.

The degree of our leverage could have significant consequences for the Company and the holders of its debt and equity, including:

•	limiting our ability to obtain additional financing on satisfactory terms to fund our business and operations;

•	increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage;

•	increasing our exposure to interest rate increases because a portion of our borrowings are at variable interest rates;

•	reducing the availability of our cash flow to fund our business operations because we will be required to use a substantial portion of our cash flow to service our debt obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the chemical industry; and,

•

reducing our credit rating with various credit rating agencies which could trigger default provisions under agreements that contain debt trigger provisions, limit our ability to access capital, add to the cost of obtaining capital and cause concern among our suppliers resulting in requests from suppliers for credit enhancements such as shorter credit terms, funds on deposit or letters of credit, any of which could reduce our ability to borrow additional amounts under our debt instruments.

SERVICING OUR DEBT OBLIGATIONS REQUIRES A SIGNIFICANT AMOUNT OF CASH, AND OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

Our ability to satisfy our debt service obligations will depend, among other things, upon our future operating performance, the future operating performance of Equistar and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors beyond our control. The amount of cash distributions we receive from Equistar will be affected by its results of operations and cash flow and by the agreements under which it operates. We did not receive any cash distributions from Equistar during 2001 or 2002 and we do not expect to receive any distributions during the next 12 months. If, in the future, we cannot generate sufficient cash from our operations and from Equistar to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business or that of Equistar will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

RESTRICTIONS IMPOSED BY OUR DEBT INSTRUMENTS MAY LIMIT OUR ABILITY TO FINANCE FUTURE OPERATIONS OR CAPITAL NEEDS OR ENGAGE IN OTHER BUSINESS ACTIVITIES THAT MAY BE IN OUR INTEREST. OUR FAILURE TO COMPLY WITH THESE RESTRICTIONS COULD LEAD TO AN ACCELERATION OF OUR INDEBTEDNESS.

Our debt instruments contain numerous financial and operating covenants that, among other things, limit the Company’s and its subsidiaries’ ability to (1) incur additional indebtedness, (2) repurchase or redeem capital stock, (3) create liens or other encumbrances, (4) redeem debt that is junior in right of payment to the notes, (5) make certain payments and investments, including dividend payments, (6) enter into sale/leaseback transactions, (7) sell or otherwise dispose of assets, (8) merge or consolidate with other entities or (9) engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities.

Our Credit Agreement contains various restrictive covenants and requires that the Company meet certain financial performance criteria. Compliance with these covenants is monitored frequently in order to assess the likelihood of continued compliance. As a result of the restatement of prior financial statements as discussed in Note 2 to the Consolidated Financial Statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, the Company obtained a waiver on August 11, 2003 under the Credit Agreement relating to certain representations under the Credit Agreement regarding such prior financial statements. The Company was in compliance with all financial covenants under the Credit Agreement in effect at June 30, 2003. However, the Company believes that it will not be in compliance with certain of these financial covenants as of September 30, 2003. Accordingly, the Company is seeking a waiver or amendment to the Credit Agreement, which it expects to obtain by September 30, 2003. In the event the Company is unable to obtain a waiver or amendment of the Credit Agreement, the Company currently believes that it would be able to refinance the Credit Agreement. The Company may incur additional costs in the form of fees and interest expense in connection with any such waiver, amendment and/or refinancing, and additional restrictions could be imposed on the Company.

The Company uses gold as a component in a catalyst in the Company’s La Porte, Texas facility. In April 1998, the Company entered into an agreement that provides the Company with the right to use gold owned by a third party for a five-year term. As a result of a change in accounting for this agreement, the Company’s financial statements were restated as more fully described in Note 2 to the Consolidated Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. In April 2003, the Company renewed this agreement for a one-year term. The renewed agreement requires the Company to either deliver the gold to the counterparty at the end of the term or pay to the counterparty an amount equal to its then-current value. The renewed agreement provides that if the Company is downgraded below BB by S&P or Ba2 by Moody’s, the third party could require the Company to purchase the gold at its then-current value. The Company believes that it is uncertain whether the renewed agreement’s reference to Moody’s Ba2 rating is intended to refer to Moody’s senior implied rating of the Company, which currently is Ba2, or to Moody’s issuer rating, which currently is Ba3. Accordingly, the Company currently is uncertain whether the counterparty has the right to require the Company to purchase the gold. The Company is in discussions with the counterparty to this agreement, and the counterparty has requested the Company to either purchase the gold or provide a letter of credit. If the Company is required to purchase the gold, it currently expects that it will fund the purchase under the Credit Agreement. The value of the gold and the Company’s obligation under this agreement was $14 million at each of June 30, 2003 and December 31, 2002. The Company’s obligation under this agreement is included in Other short-term borrowings. The change in value of the gold and the Company’s obligation under this agreement, which is included in Selling, development and administrative expense, was a loss of $1 million for each of the three months ended June 30, 2003 and 2002, a loss of $2 million for the six months ended June 30, 2002, and for the six months ended June 30, 2003 was not significant. In April 2003, the Company entered into a forward purchase agreement in order to mitigate the risk of change in the market price of gold. The value of this forward agreement at June 30, 2003 was $1 million and is included in Other current assets. The change in value of this forward agreement was a gain of $1 million for the three months ended June 30, 2003, which is included in Selling, development and administrative expense.

Since March 2002, the Company has been transferring its interest in certain European trade receivables to an unaffiliated third party as its basis for issuing commercial paper under a revolving securitization arrangement (annually renewable for a maximum of five years on April 30 of each year at the option of the third party), with maximum availability of 70 million euro, which is treated, in part, as a sale under accounting principles generally accepted in the United States of America. In the event the Company’s unsecured long-term debt is downgraded to a rating of either B2 by Moody’s or B by S&P, the counterparty would have the right to terminate the securitization arrangement.

Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our ability to comply with these restrictions may be affected by factors beyond our control.

WE HAVE A LIMITED NUMBER OF SUPPLIERS FOR SOME OF OUR RAW MATERIALS, AND IF ONE OF THESE SUPPLIERS WERE UNABLE TO MEET ITS OBLIGATIONS, WE COULD INCUR SUPPLY SHORTAGES OR PRICE INCREASES FOR OUR RAW MATERIALS.

The Company has a limited number of suppliers for some of its raw materials, and the number of sources for and availability of raw materials is specific to the particular geographic region in which a facility is located. In 2002, the Company and its consolidated subsidiaries purchased 76% of their titanium-bearing ores from two suppliers, Rio Tinto Iron & Titanium Inc. (through its affiliates Richards Bay Iron & Titanium (Proprietary) Limited and QIT-Fer et Titane Inc.) and Iluka Resources Limited under multiple year contractual commitments. In addition, they obtain chlorine and caustic soda exclusively from one supplier for their Australian operations under a long-term supply agreement. For their other TiO2 manufacturing plants, there are multiple suppliers for these raw materials and they are generally purchased through short-term contracts. They also purchase all of their ethylene requirements from Equistar under a supply contract based on market prices. In addition, they purchase all of their carbon monoxide from Linde AG pursuant to a long-term contract based primarily on the cost of production. Each of the chloride TiO2 manufacturing plants has long-term supply agreements for oxygen and nitrogen through either ‘over the fence’ suppliers dedicated to the site or through a direct pipeline arrangement. Each of these contracts is an exclusive supply contract. Accordingly, if one of these suppliers were unable to meet its obligations under present supply arrangements, we could suffer reduced supplies or be forced to incur increased prices for our raw materials.

Equistar purchases the majority of its natural gas and petroleum liquids requirements through contractual arrangements from a variety of third-party domestic and foreign sources, as well as on the spot market from third-party domestic and foreign sources.

OPERATING PROBLEMS IN OUR OR EQUISTAR’S BUSINESS MAY MATERIALLY ADVERSELY AFFECT OUR PRODUCTIVITY AND PROFITABILITY.

The occurrence of material operating problems at our or Equistar’s facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our or Equistar’s operations as a whole, during and after the period of such operational difficulties. Our income is dependent on the continued operation of our and Equistar’s various production facilities and the ability to complete construction projects on schedule. Our and Equistar’s manufacturing operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions and environmental hazards, such as chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and matters resulting from remedial activities. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental contamination and other environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, we and Equistar are also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters.

BECAUSE THE COMPANY’S OPERATIONS ARE CONDUCTED WORLDWIDE, THEY ARE AFFECTED BY RISKS OF DOING BUSINESS ABROAD, INCLUDING CURRENCY RISK.

The Company and its consolidated subsidiaries generate revenue from export sales, or sales outside the United States by their domestic operations, as well as from their operations conducted outside the United States. They sell their products to more than 90 countries. Sales outside the United States by their domestic operations amounted to approximately 14% of total revenues in 2002. Revenue from non-United States operations amounted to approximately 45% of total revenues in 2002, principally reflecting the operations of the Titanium Dioxide and Related Products business segment in Europe, Brazil and Western Australia. Identifiable assets of the non-United States operations represented 35% of total identifiable assets at December 31, 2002, principally reflecting the assets of these operations. In addition, they obtain a portion of their principal raw materials from sources outside the United States. Ores used in the production of TiO2 are obtained from suppliers in South Africa, Australia, Canada and the Ukraine, along with that from the Company’s own mining operations in Brazil, and a portion of their requirements of CST and gum turpentine and its derivatives is obtained from suppliers in South America, and in the past they have fulfilled a portion of these requirements from Indonesia and other Asian countries as well as Europe.

The Company’s international operations are subject to the risks of doing business abroad, including fluctuations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest and current and changing regulatory environments. These events could have an adverse effect on their international operations in the future by reducing the demand for their products, decreasing the prices at which they can sell their products or otherwise having an adverse effect on their business, financial condition or results of operations. We cannot assure you that they will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which they may be subject. We also cannot assure you that these laws will not be modified, the result of which may be to prevent our foreign subsidiaries from transferring sufficient cash to Millennium Chemicals to permit Millennium America to service and repay its debt.

The functional currency of each of the Company’s non-United States operations (principally, the operations of its Titanium Dioxide and Related Products business segment in the United Kingdom, France, Brazil and Australia) is the local currency. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. As a result of translating the functional currency financial statements of all their foreign subsidiaries into United States dollars, consolidated shareholders’ equity increased by approximately $27 million during 2002. However, consolidated shareholders’ equity decreased by approximately $13 million during 2001. Future events, which may significantly increase or decrease the risk of future movement in foreign currencies in which they conduct their business, cannot be predicted.

In addition, the Company and its consolidated subsidiaries generate revenue from export sales and operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. The Company and its consolidated subsidiaries hedge certain revenues and costs to minimize the impact of changes in the exchange rates of those currencies compared to the respective functional currencies. They do not use derivative financial instruments for trading or speculative purposes. Net foreign currency transactions aggregated a gain of $3 million in 2002 and aggregated a loss of $7 million in 2001. It is possible that fluctuations in foreign exchange rates will have a negative effect on their results of operations.

WE AND EQUISTAR ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATIONS AND ENVIRONMENTAL LIABILITIES THAT COULD REQUIRE US TO EXPEND MATERIAL AMOUNTS IN COMPLIANCE, REMEDIATION, LITIGATION AND SETTLEMENT COSTS AND JUDGMENTS.

Both our businesses and those of Equistar are subject to extensive requirements concerning the protection of the environment, including those governing discharges of pollutants in the air and water, the generation, management and disposal of hazardous substances and wastes and other materials and the remediation of contamination and contaminated sites. The operation of any chemical manufacturing plant and the distribution of chemical products entail risks under environmental laws. We and Equistar could incur material liabilities, including clean-up costs, fines and civil and criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under environmental laws with respect to our operations and those of Equistar. In addition, potentially significant expenditures could be required in connection with any investigation and remediation of threatened or actual pollution, increases in production that trigger more significant requirements under existing environmental laws or requirements under future environmental laws.

Equistar’s principal executive offices and many of its plants are located in and around Houston, Texas. The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. The Texas Commission on Environmental Quality, or TCEQ, has submitted a plan to the EPA to demonstrate compliance with the ozone standard by the year 2007. Compliance with this plan would have resulted in increased capital investment by Equistar, in the range of between $200 million and $260 million before the 2007 deadline, as well as higher annual operating costs for Equistar and could potentially affect cash distributions from Equistar to us. In addition, under the partnership agreement relating to Equistar, Equistar can require unlimited capital contributions from each partner on a pro rata basis for certain environmental compliance costs, such as these. In December, 2002, TCEQ adopted revised rules which decreased Equistar’s capital costs for compliance with the plan to between $165 million and $200 million. Those revisions, however, also include new requirements that would result in additional costs, which are currently still being assessed by Equistar. In addition, the timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. At this time, we cannot estimate the ultimate capital or operating costs of implementing any final plan by the 2007 deadline.

We and certain of our subsidiaries have been named as defendants, potentially responsible parties, or both, in a number of cleanup proceedings with respect to various sites. In the most significant of these proceedings, one of our subsidiaries is named as one of four potentially responsible parties at the Kalamazoo River Superfund Site in Michigan at which the EPA is considering selection of a remedial alternative to address polychlorinated biphenyls contamination of river sediments. In October 2000, the Kalamazoo River Study Group (of which our subsidiary is a member) submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total cost of approximately $73 million. Other possible remedial alternatives range from no action at no further cost to the complete dredging of contaminated river sediments at a total cost for all parties of approximately $2.5 billion. At the end of 2001, the EPA took responsibility for the site at the request of the State. While the State has submitted comments to the EPA on the Draft Study, the EPA has yet to similarly comment. Based on current information, including the levels of known contaminants, we believe that the selection of the remedial alternative involving complete dredging of river sediments is remote. Our liability at the site will depend on many factors, including the ultimate remedy selected by the EPA, a determination of final allocation, the number of other potentially responsible parties and their financial viability and the remediation methods and technologies available.

While we believe that our businesses and the businesses of Equistar generally operate in compliance with applicable environmental requirements and that we and Equistar maintain adequate reserves with respect to our respective remediation obligations and the environmental proceedings in which we, our subsidiaries or

Equistar have been named as defendants or potentially responsible parties, there can be no assurance that actual costs and liabilities for environmental matters will not exceed the forecasted amounts or that estimates made with respect to indemnification obligations will be accurate. It is also possible that we will incur costs with respect to sites or indemnification obligations that currently are unknown, or as to which it is currently not possible to make or estimate.

WE SELL OUR PRODUCTS IN MATURE AND HIGHLY COMPETITIVE INDUSTRIES AND FACE PRICE PRESSURE IN THE MARKETS IN WHICH WE OPERATE.

The global markets in which our chemical businesses and the businesses of Equistar operate are highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products because they have costs that are lower than ours. In addition, some of our competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Further, consolidation of our competitors or customers in any of the industries in which we compete may have an adverse effect on us. The occurrence of any of these events could adversely affect our financial condition and results of operations.

PROCEEDINGS RELATING TO THE ALLEGED EXPOSURE TO LEAD-BASED PAINTS AND LEAD PIGMENTS COULD REQUIRE US TO EXPEND MATERIAL AMOUNTS IN LITIGATION AND SETTLEMENT COSTS AND JUDGMENTS.

Together with other alleged past manufacturers of lead-based paint and lead pigments for use in paint, we have been named as defendants in various legal proceedings alleging that we and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. All these legal proceedings other than the Rhode Island proceeding discussed below are in various pre-trial stages. The first phase of a proposed multi-phase trial in the Rhode Island proceeding commenced on September 4, 2002. On October 29, 2002, the judge in the case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constitutes a ‘public nuisance’. On March 20, 2003, the court denied the motions for judgment as a matter of law filed by both sides during the trial. The case is set for retrial in April 2004. While we believe that we have valid defenses to all the lead-based paint and lead pigment proceedings and are vigorously defending them, litigation is inherently subject to many uncertainties. Additional lead-based paint and lead pigment litigation may be filed against us in the future asserting similar or different legal theories and seeking similar or different types of damages and relief, and any liability we incur with respect to these matters could be material. Adverse court rulings or determinations of liability, among other factors, could affect this litigation by encouraging an increase in the number of future claims and proceedings. In addition, from time to time, legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead-based paint and lead pigment respecting asserted health concerns associated with such products or to overturn successful court decisions.

Due to the uncertainties involved, we are unable to predict the outcome of lead-based paint and lead pigment litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation against us. In addition, management cannot reasonably estimate the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. As indicated above, we have not accrued any amounts for such litigation. However, based upon, among other things, the outcome of such litigation to date, including the dismissal of most of the over 50 lead-based paint and lead pigment lawsuits brought in recent years, management does not currently believe that the costs or potential liabilities ultimately determined to be attributable to us arising out of such litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flows. We cannot guarantee any particular result.

OTHER PROCEEDINGS AND CLAIMS COULD REQUIRE US TO EXPEND MATERIAL AMOUNTS IN LITIGATION, SETTLEMENT COSTS AND JUDGMENTS AND OTHER OBLIGATIONS.

In addition to the environmental matters and lead-based paint and lead pigment litigation referred to above, we and certain of its subsidiaries are defendants in a number of pending legal proceedings relating to their present and former operations. Several of these legal proceedings allege injurious exposure of the plaintiffs to various chemicals and other materials on the premises of, or manufactured by, our current and former subsidiaries, including asbestos. For example, Millennium Petrochemicals is one of a number of defendants in 80 active, premises-based asbestos cases (i.e., where the alleged exposure to asbestos-containing materials was to employees of third-party contractors or subcontractors on the premises of certain facilities, and did not relate to any products manufactured or sold by us or any of our predecessors). Millennium Petrochemicals is also one of a number of defendants in one inactive, premises-based asbestos case which the court has placed on a formal registry for dormant claims, for which no litigation obligations attach and no defense costs are being incurred. We are responsible for these cases under our agreements with Equistar which require us to assume responsibility and indemnify Equistar for them; however, under these agreements, Equistar will be required to assume responsibility and indemnify Millennium Petrochemicals for any such claims filed on or after December 1, 2004. In addition, we are one of a number of defendants in approximately 50 asbestos cases in connection with the operations of its predecessors at other facilities which also typically involve multiple plaintiffs. Additional cases may be filed in the future for which the Company may be responsible. We cannot assure you that any liability we incur with respect to any present or future asbestos cases against us will not be material to us (including taking into account insurance, which will not be available for most of these cases).

On January 16, 2002, Slidell Inc. filed a lawsuit against Millennium Inorganic Chemicals Inc. alleging breach of contract and other related causes of action arising out of a contract between the two parties for the supply of packaging equipment. We believe we have substantial defenses to these allegations and have filed a counterclaim against Slidell.

In addition, the Company may be subject to potential unknown liabilities associated with its present and former operations, including tax liabilities and environmental liabilities, arising from the operations of its predecessors and prior owners or operators of its sites or operations for which it may be responsible.

Although, based upon information currently available, we do not believe that the outcome of the proceedings described above will, either individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows, litigation is subject to many uncertainties and we cannot guarantee any particular result.

The Company also has significant obligations under defined benefit pension plans and retiree medical programs for the present and former employees of the Company’s current and former businesses. The impact of payments needed to fund these obligations on the Company depends on factors beyond the Company’s control, including the value of investments in the Company’s pension trusts, interest rates and the costs of providing medical care in the future.

Further information on these risks and uncertainties can be found in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.